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FAIRFAX News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, August 11, 2008

FAIRFAX ANNOUNCES PURCHASE OF MEGA BRANDS CONVERTIBLE DEBENTURES

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that it has entered into an agreement with MEGA Brands Inc. (“Mega Brands”) to acquire for investment purposes Cdn$64.0 million principal amount of senior unsecured convertible debentures maturing on August 31, 2013 for the investment portfolios of its insurance subsidiaries.  The transaction is scheduled to close on August 19, 2008 and is subject to a number of closing conditions, including the approval of the Toronto Stock Exchange and the approval of lenders for certain amendments to Mega Brands’ senior secured credit facilities.

The convertible debentures will bear interest at a rate of 8% payable semi-annually in arrears and will be convertible at Fairfax’s option into common shares of Mega Brands at any time prior to the maturity date based on a conversion price of Cdn$3.19 per common share. Assuming full conversion of its convertible debentures, Fairfax would hold 20,064,000 common shares or 35.4% of Mega Brands’ outstanding shares.

Fairfax continually reviews its investment alternatives and may purchase additional convertible debentures or common shares of Mega Brands from time to time in accordance with applicable laws.

Fairfax Financial Holdings Limited is a financial services holdings company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	Greg Taylor, Vice President and Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946